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                             May 19, 2022

       Gal Krubiner
       Chief Executive Officer
       Pagaya Technologies Ltd.
       Azrieli Sarona Bldg, 54th Floor
       121 Derech Menachem Begin
       Tel-Aviv 6701203, Israel

                                                        Re: Pagaya Technologies
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed May 9, 2022
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed May 18, 2022
                                                            File No. 333-264168

       Dear Mr. Krubiner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4

       General

   1. We received the opinion of counsel regarding your reliance on the exclusion from the definition of
investment company provided by section 3(b)(1) of the Investment Company
                                                        Act (1940 Act). While
we do not have any further comments at this time regarding your responses to comments
related to your status under the 1940 Act, our decision not to issue additional comments
should not be interpreted to mean that we either agree or disagree with your responses,
including any of the legal conclusions you have made.
 Gal Krubiner
Pagaya Technologies Ltd.
May 19, 2022
Page 2

        You may contact Jacob Luxenburg at (202) 551-2339 or Sharon Blume at
(202) 551-
3474 if you have questions regarding comments on the financial statements and related matters.
Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams at (202) 551-3217 with any other questions.



FirstName LastNameGal Krubiner                            Sincerely,
Comapany NamePagaya Technologies Ltd.
                                                          Division of
Corporation Finance
May 19, 2022 Page 2                                       Office of Finance
FirstName LastName